Filed Pursuant to Rule 253(g)(2)
File No. 024-11301

CNOTE GROUP, INC.

SUPPLEMENT NO. 2 DATED DECEMBER 14, 2022
TO THE OFFERING CIRCULAR DATED MARCH 4, 2021

This supplement (“Supplement No. 2”) supplements, and should be read in conjunction with, the offering circular of CNote Group, Inc., dated March 4, 2021, as qualified on February 25, 2021, and supplemented by Supplement No. 1 dated October 6, 2021 (collectively, the “Offering Circular”). Unless otherwise defined herein, capitalized terms used in this Supplement No. 2 shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement No. 2 is to change the interest rate paid on the CNote Notes.

Change in Interest Rate

Effective as of December 15, 2022, the interest rate paid on the CNote Notes issued on or after such date will be 3.0% per annum, compounded monthly and fixed for the duration of the CNote Notes.

Except as expressly set forth herein, the Offering Circular remains unchanged.